Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 26, 2012

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Mark Brunhofer, Senior Staff Accountant

Kei Nakada, Staff Accountant

John Krug, Senior Attorney

Karen Ubell, Staff Attorney

Re:	Rosetta Genomics Ltd.

Form 20-F for the Year Ended December 31, 2011

Filed April 2, 2012

File No. 001-33042

Ladies and Gentlemen:

We are submitting this letter on behalf of Rosetta Genomics Ltd. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2012 (the “Comment Letter”) from Jim B. Rosenberg, Senior Assistant Chief Accountant, to Kenneth Berlin, the Company’s President and Chief Executive Officer, relating to the Company’s above-referenced Form 20-F for the Year Ended December 31, 2011 filed April 2, 2012 (the “Form 20-F”). The Company filed Amendment No. 1 to the Form 20-F on May 1, 2012 for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101 in accordance with Rule 405 of Regulation S-T, without making any other changes to the Form 20-F.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by proposing revisions to the disclosure that the Company would make in its next annual report, which would be its Form 20-F for the Year Ended December 31, 2012. However, page numbers referred to in the responses reference the applicable pages of the Form 20-F for the Year Ended December 31, 2011.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

Notes to Consolidated Financial Statements

Note 1: General

e. Parkway Clinical Laboratories, Inc. (“Parkway”), page F-13

1.	You state here that the minimum sales price of Parkway was $750,000, while you appear to have collected only $197,000 and the fair value of future consideration receivable is only $125,000. Please tell us:

•	Why you expect to collect the minimum sales price and/or whether any amount of the minimum sales price has been impaired, since you state on page 37 that you have been experiencing collection problems with Parkway’s buyer since the sale;
•	The amount that the purchaser of Parkway owes beyond the minimum sales price, if any;
•	The course of action available to you in the event of non-payment; and
•	Why you reflect a net cash payment of $35,000 during 2009 for the sale of Parkway as indicated on your statement of cash flows.

Response: In response to the Staff’s comment, the Company respectfully submits the following with respect to each of the four questions raised above:

•	On May 18, 2009, Rosetta Genomics Inc., the Company’s wholly owned subsidiary (“RG”), sold Parkway to Sanra Laboratories LLC (“Sanra”), in a management buy-out, for a purchase price of up to a maximum of $2,500,000. The determination of the final purchase price paid will be based on a fixed 15% of Parkway’s revenues over a six-year period, with a minimum purchase price of $750,000.

Since RG sold Parkway, the Company has experienced difficulties in collecting from Sanra the payments due to RG under the agreements governing the transaction. Based on the Company’s communication and correspondence with Sanra, although they acknowledge their obligations under the agreements governing the transaction, they are delaying payments to RG because of a lack of funds.

ASC 810-10-40-5 (deconsolidation of a subsidiary) requires that the measurement of any gain or loss on deconsolidation of a subsidiary include the fair value of “any consideration received.” The Company has interpreted the reference to “any consideration received” to include contingent consideration. The Company notes that this view is consistent with the requirement of ASC 805 (“Business Combinations”) that an acquirer recognize contingent consideration obligations as of the acquisition date as part of consideration transferred in exchange for an acquired business. The Company has therefore concluded that the future consideration from the sale of Parkway should be recorded as a receivable and should be measured initially based on the fair value of the expected consideration. Such contingent consideration is re-measured each reporting period based on the election of fair value option provided in ASC 825-10-25 (“Fair Value Option”). The Company estimates the fair value by using the discounted cash flow method.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

In estimating the fair value of the contingent consideration, the Company developed several scenarios for the future expected cash flows from the transaction and assigned different probabilities to each of the scenarios. The Company considered scenarios whereby RG would receive more than the minimum required purchase price under the agreement, as well scenarios in which RG would receive less than the minimum required purchase price.

It should be noted that in determining the probability of each scenario, the Company considered the difficulties it experienced in collecting payments from Parkway, as well as the indications that it has about Parkway’s financial condition and its ability to make the required payments to RG. Therefore, the Company assigned higher probabilities to scenarios that reflect underpayment by Parkway and consequently impaired the contingent consideration.

•	As of December 31, 2011, Sanra had paid a total of $196,000 against the minimum purchase price of $750,000. Pursuant to the terms of the agreements governing the transaction, as of December 31, 2011, Sanra owed RG a total of $796,000, which amount is net of the $196,000 that has been paid by Sanra and $46,000 more than the minimum purchase price. As of June 30, 2012, Sanra owed RG a total of $926,000, which amount is net of the $196,000 that has been paid by Sanra and $176,000 more than the minimum purchase price.

•	In the event of non-payment by Sanra, the Company, through RG, has a variety of different legal remedies pursuant to the provisions of the security agreement, the pledge agreement and the stock purchase agreement between RG, Parkway and Sanra, which is the sole stockholder of Parkway, each entered into in connection with the transaction. These include, but are not limited to, using collateral secured by the security agreement to pay off the sums due, regaining control of Parkway by taking possession of shares pledged to RG in accordance with the pledge agreement, or pursuing other legal actions. Currently, the Company is conducting negotiations with Sanra to achieve a payment plan for sums owed by Sanra to RG.

•	As described above in the first bullet, the consideration for the sale of Parkway is contingent upon Parkway’s revenue over a six-year period. Consequently, RG did not receive any consideration upon the consummation of the sale transaction. Nonetheless, as of the date of the sale transaction the cash balance of Parkway was $35,000. According to ASC 230 (“Statement of Cash Flows”), the net cash flows from a business disposal should be presented as part of investing activities. Therefore, the Company recorded the $35,000 in its cash flow statement as part of investing activities in order to reflect the net cash flow as of the date of the sale transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

Note 2: Significant Accounting Policies

j. Revenue Recognition, page F-18

2.	Please provide us proposed revised disclosure to be included in future periodic reports under Form 20-F to indicate how you recognize revenue associated with the contingent payments from distributors outside the U. S. as indicated in the last risk factor on page 10.

Response: In response to the Staff’s comment, the Company will revise the disclosure in its next annual report on Form 20-F as follows:

•	In the second paragraph of Note 2(j) to the Company’s financial statements entitled “Significant Accounting Policies — Revenue Recognition” (page F-18), the Company will add the following language at the end of the second paragraph:

“Under the arrangements with distributors, once delivery of a test result has occurred, the distributor is obligated to pay the Company the fixed price for such test pursuant to the relevant distribution agreement.”

•	In the third paragraph of the section entitled “Risk Factors — Risks Related to Our Dependence on Third Parties — We are largely dependent upon our distributors for the success of commercialization of our current diagnostic tests.” (page 10), the Company will revise and combine the existing second and third sentences as follows:

“The potential revenues from these agreements are based on the sale of our products by these distributors and will depend upon our distributors’ ability to devote the necessary resources to successfully commercialize these tests.”

The Company respectfully submits that, pursuant to its distribution agreements, once it performs a test that was sold by one of its distributors, the Company bills the distributor a fixed price for such test as set forth in the agreement with such distributor. Any delay by the distributor in collecting payment from its customers, or the failure by the distributor to collect payment from its customers, does not affect in any way such distributor’s obligation to pay to the Company the applicable fixed price. The Company’s revenue from these distribution agreements is based on the number of tests sold by the distributors. Consequently, while the revenue is contingent on sales by the distributors, once the sales are made the payments to the Company are not contingent.

Note 9: Commitments and Contingent Liabilities

m. Settlement Agreement with Prometheus, page F-30

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

3.	Please tell us why you defaulted on $650,000 principal payment due to Prometheus only 20 days after filing Form 6-K on November 2, 2011, stating in Note 1f that you will have enough resources to continue as a going concern until December 31, 2011. Please also tell us how you were able to cure this default on December 1, 2011.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company had sufficient funds to continue as a going concern until December 31, 2011, as stated in the Form 6-K filed on November 2, 2011. The Company made a business decision to default on sums owed to Prometheus while conducting negotiations with Prometheus in an attempt to achieve better payment terms. When the Company came to the conclusion that it would not be able to achieve better payment terms for the sums due to Prometheus, the Company promptly paid all sums due to Prometheus. This payment included all back interest owed to Prometheus through the date of payment (including interest and late fees for the delayed payment). It should be further noted that after the payment of the sums owed to Prometheus, the Company continued to have sufficient funds to continue as a going concern until December 31, 2011.

n. Rimonim Consortium, page F-32

4.	Please provide us proposed disclosure to be included in future periodic reports that describes your obligations under the Rimonim Consortium arrangement.

Response: In response to the Staff’s comment, the Company will revise the disclosure in Note 9(n) to the Company’s financial statements entitled “Commitments and Contingent Liabilities — Rimonim Consortium” (page F-32) in its next annual report on Form 20-F as follows:

“In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”). The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2011, the Company had received total grants of $190,000 from the OCS for its development within the consortium and continued to meet the criteria to receive grants such that the Company was not then obligated to repay those funds.”

As requested by the Comment Letter, the Company acknowledges that:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2012

We hope that the above responses and the related proposed revisions to the Company’s next annual report on Form 20-F will be acceptable to the Staff. Please do not hesitate to call me or John T. Rudy of this firm at (617) 542-6000 with any comments or questions regarding the Form 20-F and this letter. We thank you for your time and attention.

Sincerely,

/s/ Brian P. Keane
Brian P. Keane

cc:	Securities and Exchange Commission

Jim B. Rosenberg

Mark Brunhofer

Kei Nakada

John Krug

Karen Ubell

Rosetta Genomics Ltd.

Kenneth Berlin

Oded Biran

Ron Kalfus

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy

ZAG/S&W

Oded Har-Even

Shy S. Baranov

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

Gil Senderovich

Elad Yeyni